7/14/15

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-3628

 Re: Sierra Madre Mining, Inc.

Post-Effective Amendment to Registration Statement on Form S-1

Filed 7/1/15

File No. 333-199780

Dear Mr. Reynolds,

This letter is in response to your comment letter sent to Sierra Madre Mining on 7/13/15.  The company has revised our Post-effective Registration Statement (S-1/A) in response to the SEC Staff’s comments concurrently with this letter.  The revised S-1 reflects these revisions and updates and clarifies certain other information.  Our responses to the SEC’s comments are in bold.

 General

1. With your next amendment, please submit a letter as correspondence in EDGAR that responds to each of the comments and references the page numbers in the amendment.

We thought we included our response letter with our previous filing but it seems it did not upload.  This correspondence letter should reach you without any problems.

2. We note your response to comment 1 and we reissue it in part. Please update all your related disclosures in the filing, including MD&A, to comply with Item 11(e) of Form S-1 and Rule 8-08 of Regulation S-X.

We updated all disclosures, so it should be in compliance with these rules.

3. We note you filed an auditor consent dated December 22, 2014 which refers to the audit report dated October 31, 2014 and the consent covers the financial statements as of September 30, 2014 and December 31, 2013. As previously requested, please file an updated auditors consent as required by Item 601(b)(23).

The auditor gave us a corrected consent letter, which is included with this filing.

4. We note your response to comment 4 and we reissue the comment. Please revise to disclose the date on which the offer expires on the cover page of the prospectus.

We added a statement on the cover page stating when the offering expires (270 days from the date of effectiveness, with an option to extend an additional 90 days).

5. Please confirm to us that no sales have been made under the registration statement or update the registration statement to reflect any sales.

No sales have been made at this time

Further, we acknowledge that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael Brown

Michael Brown, President, CEO